JPMorgan Trust IV

270 Park Avenue

New York, New York 10017

VIA EDGAR

September 23, 2016

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust IV - File No. 811-23117 – Post-Effective Amendment No. 4

Dear Ms. White:

This letter is in response to the comments you provided with respect to the response letter filed on September 21, 2016 for JPMorgan Trust IV with respect to the JPMorgan High Yield Opportunities Fund. Our responses to your comments are set forth below. We will incorporate the changes referenced in the September 21, 2016 letter into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the Securities Act of 1933 on or around October 4, 2016. Capitalized terms used but not defined in this letter have the meanings given to them in the Fund’s registration statement.

1.	Comment: The Risk/Return Summary indicates that the Fund may invest in unfunded commitments. Please supplementally explain and represent to us that the Fund reasonably believes that its assets will provide adequate cover to allow it to satisfy all of its unfunded commitments.

Response: As required by the Fund’s asset segregation procedures, the Fund will segregate or earmark liquid assets in an amount equal to the purchase price to be paid for its unfunded commitments and represents that the Fund reasonably believes that following its procedures in this manner will provide adequate cover to allow the Fund to satisfy all of its unfunded commitments.

In connection with your review of Post-Effective Amendment No. 4 filed by the Trust on June 14, 2016, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the Trust’s filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 213 4042.

Sincerely,

/s/ Jessica K. Ditullio

Jessica K. Ditullio

Assistant Secretary

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